SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

SCHEDULE 13D

Under The Securities Exchange Act of 1934

RICA FOODS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

762582-20-3

(CUSIP Number)

Gerardo Matamoros

Avícola Campesinos, Inc.

Bufete Laclé & Gutiérrez

Calle 21 y 25, Avenida 6

San Jose, Costa Rica.

(506) 257-3553

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Avícola Campesinos, Inc.
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

BK
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Nevada

Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power

9,933,154 shares of common stock, $0.001 par value
8. Shared Voting Power

9. Sole Dispositive Power

9,933,154 shares of common stock, $0.001 par value
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,933,154 shares of common stock, $0.001 par value
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

77.2% of shares of common stock, $0.001 par value
14.	Type of Reporting Person

CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Tenedora G.S., S.A.
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

Not Applicable
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power

9,933,154 shares of common stock, $0.001 par value
8. Shared Voting Power

9. Sole Dispositive Power

9,933,154 shares of common stock, $0.001 par value
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,933,154 shares of common stock, $0.001 par value
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

77.2% of shares of common stock, $0.001 par value
14.	Type of Reporting Person

CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Mavipel, S.A.
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

Not Applicable
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power

8. Shared Voting Power

9,933,154 shares of common stock, $0.001 par value
9. Sole Dispositive Power

10. Shared Dispositive Power

9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,933,154 shares of common stock, $0.001 par value
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

77.2% of shares of common stock, $0.001 par value
14.	Type of Reporting Person

CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Elsie Roman
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

Not applicable
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power

8. Shared Voting Power

9,933,154 shares of common stock, $0.001 par value
9. Sole Dispositive Power

10. Shared Dispositive Power

9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,933,154 shares of common stock, $0.001 par value
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

77.2% of shares of common stock, $0.001 par value
14.	Type of Reporting Person

IN

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Inversiones Harenaz L III, S.A.
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

Not applicable
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power

8. Shared Voting Power

9,933,154 shares of common stock, $0.001 par value
9. Sole Dispositive Power

10. Shared Dispositive Power

9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,933,154 shares of common stock, $0.001 par value
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

77.2% of shares of common stock, $0.001 par value
14.	Type of Reporting Person

CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Henry Zamora
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

Not applicable
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power

8. Shared Voting Power

9,933,154 shares of common stock, $0.001 par value
9. Sole Dispositive Power

10. Shared Dispositive Power

9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,933,154 shares of common stock, $0.001 par value
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

77.2% of shares of common stock, $0.001 par value
14.	Type of Reporting Person

IN

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

CYS Asesores de Mercadeo y Finanzas, S.A.
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

Not applicable
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power

8. Shared Voting Power

9,933,154 shares of common stock, $0.001 par value
9. Sole Dispositive Power

10. Shared Dispositive Power

9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,933,154 shares of common stock, $0.001 par value
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

77.2% of shares of common stock, $0.001 par value
14.	Type of Reporting Person

CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Rolando Cervantes
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

Not applicable
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power

8. Shared Voting Power

9,933,154 shares of common stock, $0.001 par value
9. Sole Dispositive Power

10. Shared Dispositive Power

9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,933,154 shares of common stock, $0.001 par value
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

77.2% of shares of common stock, $0.001 par value
14.	Type of Reporting Person

IN

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Sarita Trading, S.A.
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

Not applicable
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Panama

Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power

7. Shared Voting Power

9,933,154 shares of common stock, $0.001 par value
9. Sole Dispositive Power

10. Shared Dispositive Power

9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,933,154 shares of common stock, $0.001 par value
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

77.2% of shares of common stock, $0.001 par value
14.	Type of Reporting Person

CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Edgar Rodriguez
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

Not applicable
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power

8. Shared Voting Power

9,933,154 shares of common stock, $0.001 par value
9. Sole Dispositive Power

10. Shared Dispositive Power

9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,933,154 shares of common stock, $0.001 par value
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

77.2% of shares of common stock, $0.001 par value
14.	Type of Reporting Person

IN

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Corporacion Adral, S.A.
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

Not applicable
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power

8. Shared Voting Power

9,933,154 shares of common stock, $0.001 par value
9. Sole Dispositive Power

10. Shared Dispositive Power

9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,933,154 shares of common stock, $0.001 par value
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

77.2% of shares of common stock, $0.001 par value
14.	Type of Reporting Person

CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Oscar Arias
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

Not applicable
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power

8. Shared Voting Power

9,933,154 shares of common stock, $0.001 par value
9. Sole Dispositive Power

10. Shared Dispositive Power

9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,933,154 shares of common stock, $0.001 par value
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

77.2% of shares of common stock, $0.001 par value
14.	Type of Reporting Person

IN

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Corporacion Aspila, S.A.
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

Not applicable
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power

8. Shared Voting Power

9,933,154 shares of common stock, $0.001 par value
9. Sole Dispositive Power

10. Shared Dispositive Power

9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,933,154 shares of common stock, $0.001 par value
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

77.2% of shares of common stock, $0.001 par value
14.	Type of Reporting Person

CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Robert Aspinall Murray
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

Not applicable
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power

8. Shared Voting Power

9,933,154 shares of common stock, $0.001 par value
9. Sole Dispositive Power

10. Shared Dispositive Power

9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,933,154 shares of common stock, $0.001 par value
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

77.2% of shares of common stock, $0.001 par value
14.	Type of Reporting Person

IN

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Asociacion Solidarista de Empleados Grupo Sama y Afines
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

Not applicable
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power

8. Shared Voting Power

9,933,154 shares of common stock, $0.001 par value
9. Sole Dispositive Power

10. Shared Dispositive Power

9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,933,154 shares of common stock, $0.001 par value
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

77.2% of shares of common stock, $0.001 par value
14.	Type of Reporting Person

CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Quirinal, S.A.
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

Not applicable
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power

8. Shared Voting Power

9,933,154 shares of common stock, $0.001 par value
9. Sole Dispositive Power

10. Shared Dispositive Power

9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,933,154 shares of common stock, $0.001 par value
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

77.2% of shares of common stock, $0.001 par value
14.	Type of Reporting Person

CO

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Alfonso Gutierrez
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

Not applicable
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Costa Rica

Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power

8. Shared Voting Power

9,933,154 shares of common stock, $0.001 par value
9. Sole Dispositive Power

10. Shared Dispositive Power

9,933,154 shares of common stock, $0.001 par value

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,933,154 shares of common stock, $0.001 par value
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

77.2% of shares of common stock, $0.001 par value
14.	Type of Reporting Person

IN

This Amendment No. 3 (“Amendment No. 3”) amends the joint filing on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 2, 2004, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on February 19, 2004, and further amended by Amendment No. 2 to Schedule 13D filed with the Commission on August 19, 2005, (as amended by Amendments Nos. 1 and 2, the “Schedule 13D”) by the Reporting Persons (as defined below). This Amendment No. 3 (the “Amendment”) amends and restates the Schedule 13D in its entirety. This Amendment is being filed as the result of the sale on July 26, 2007 of the equity interests in Tenedora (as defined below) held by Hoy por Hoy, S.A., a Costa Rican corporation (“Hoy”) and a former Reporting Person, to the other Reporting Persons. The updated ownership percentages for the Reporting Persons that purchased Hoy’s equity interests in Tenedora are set forth in Item 2 below, and the description of the transaction is set forth in Item 5 below.

Item 1.	Security and Issuer.

The class of equity securities to which this Amendment and the Schedule 13D relate is the common stock, $0.001 par value (the “Common Stock”) of Rica Foods, Inc. (the “Issuer”). The principal executive office of the Issuer is located from Intel Office, 800 meters West, 200 meters North and 300 meters West in the City La Ribera de Belen, Heredia, Costa Rica.

Item 2.	Identity and Background.

This statement is filed by (collectively, the “Reporting Persons”):

(a) Avícola Campesinos, Inc., a Nevada corporation (“Avícola”), as the direct beneficial owner of shares of Common Stock reported pursuant to this statement on Schedule 13D (this “Schedule 13D”);

(b) Tenedora G.S., S.A. (“Tenedora”), a Costa Rican corporation, as the sole shareholder of Avícola;

(c) by virtue of their respective holdings of securities of Tenedora (as described below on this 13D),

(i) Mavipel, S.A., a Costa Rican corporation (“Mavipel”);

(ii) Inversiones Harenaz L III, S.A., a Costa Rican corporation (“Harenaz”);

(iii) CYS Asesores de Mercadeo y Finanzas, S.A, a Costa Rican corporation (“CYS”);

(iv) Sarita Trading, S.A., a Panamanian corporation (“Sarita”);

(v) Corporacion Adral, S.A., a Costa Rican corporation (“Adral”);

(vi) Corporación Aspila, S.A., a Costa Rican corporation (“Aspila”);

(vii) Asociacion Solidarista de Empleados Grupo Sama y Afines, a Costa Rican labor entity (“ASEGSA”); and

(viii) Quirinal, S.A., a Costa Rican corporation (“Quirinal”);

(d) Elsie Roman, as the sole shareholder of Mavipel;

(e) Henry Zamora, as the sole shareholder of Harenaz;

(f) Rolando Cervantes, as the sole shareholder of CYS;

(g) Edgar Rodriguez, as the sole shareholder of Sarita;

(h) Oscar Arias, as the sole shareholder of Adral;

(i) Robert Aspinall Murray, as the sole shareholder of Aspila;

(j) Alfonso Gutierrez, as the sole shareholder of Quirinal.

By signing this Schedule 13D, each Reporting Person agrees that this Schedule 13D is filed on its, his or her behalf.

Tenedora is the holder of 100% of the outstanding common stock of Avícola. Mavipel, Harenaz, CYS, Sarita, Adral, Aspila, ASEGSA and Quirinal are the holders of approximately 40.78%, 12.24%, 10.97%, 13.72%, 8.3%, 9.42%, 1.76%, and 2.81%, respectively of the outstanding common stock of Tenedora. Together, Mavipel, Harenaz, CYS, Sarita, Adral, Aspila, ASEGSA and Quirinal may be deemed to control Tenedora.

Elsie Roman, the wife of Victor Oconitrillo, is the holder of 100% of the outstanding common stock of Mavipel. Henry Zamora is the holder of 100% of the outstanding common stock of Harenaz. Rolando Cervantes is the holder of 100% of the outstanding common stock of CYS. Edgar Rodriguez is the holder of 100% of the outstanding common stock of Sarita. Oscar Arias is the holder of 100% of the outstanding common stock of Adral. Robert Aspinall Murray is the holder of 100% of the outstanding common stock of Aspila. Alfonso Gutierrez is the holder of 100% of the outstanding common stock of Quirinal.

By virtue of the relationships described above, Tenedora, Mavipel, Harenaz, CYS, Sarita, Adral, Aspila, ASEGSA, Quirinal, Elsie Roman, Henry Zamora, Rolando Cervantes, Edgar Rodriguez, Oscar Arias, Robert Aspinall Murray, and Alfonso Gutierrez may be deemed to possess indirect beneficial ownership of the shares of Common Stock directly held by Avícola (the “Potential Indirect Beneficial Owners”). However, with the exception of Tenedora, each of the Potential Indirect Beneficial Owners disclaim such beneficial ownership of the shares of Common Stock beneficially owned, directly or indirectly, by Avícola and Tenedora.

Certain information concerning the directors and executive officers of the Reporting Persons is set forth on Schedule A attached hereto and incorporated by reference.

The citizenship of each of the Reporting Persons is as set forth in the cover pages hereto.

Avícola was formed for the purpose of acquiring the Common Stock of the Issuer. Its principal address is 6100 Neil Road, Suite 500, Reno, NV 89511.

Tenedora conducts no active business operations and its principal business is holding the securities of Avícola. Its principal address is Bufete Laclé & Gutiérrez (“Laclé”). Laclé’s address is Calles 21 y 25, Avenida 6, San Jose, Costa Rica.

Each of Mavipel, Harenaz, CYS, Adral, Sarita, Aspila and Quirinal are holding companies whose principal business is holding the securities of Tenedora and whose principal address is Laclé. Laclé’s address is Calles 21 y 25, Avenida 6, San Jose, Costa Rica.

Victor Oconitrillo, Mrs. Roman’s spouse, is the General Manager and Henry Zamora and Rolando Cervantes are Managers of Grupo Consolidado Sama, S.A (“SAMA”), a Costa Rican corporation which provides financial advisory services. SAMA’s principal address and Mr. Oconitrillo’s, Mr. Zamora’s and Mr. Cervantes’ principal business address is Calles 46 y 48, Avenida 10, Contiguo a la Contraloria General de la Republica, San Jose, Costa Rica. Mrs. Roman is a homemaker.

Edgar Rodriguez is the President of Sarita, a financial investment company whose principal address is Avenida Icaza, Edificio Igra numero ocho, San Jose, Costa Rica. Robert Aspinall Murray is the President of Aspila, a financial investment company whose principal address is 250 meters South from Mas por Menos, San Rafael de Escazú, Costa Rica. Oscar Arias is the founder of the Fundacion Arias para la Paz y el Progreso Humano, a non-profit organization, as well as an attorney and an economist whose principal address is 500 meters West from Banco Interfin’s main building, Sabana Norte, San Jose, Costa Rica. Mr. Arias is currently the President of the Republic of Costa Rica. Alfonso Gutierrez is an attorney with Bufete Laclé & Gutiérrez (“Laclé”). Laclé’s address is Calles 21 y 25, Avenida 6, San Jose, Costa Rica.

None of the Reporting Persons have, in the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors). None of the Reporting Persons have, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it or him being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In order to fund the original purchase of the shares of the Common Stock reported pursuant to the Schedule 13D, on December 15, 2003 (the “Effective Date”), Avícola entered into a financing agreement (the “Financing Agreement”) with Servicios Bustariles Internacional, S.A. (“SBI”), pursuant to which SBI extended a loan to Avícola in the amount of $12.5 million (the “Purchase Loan”). The entire Purchase Loan was used by Avícola to purchase the shares of Common Stock reported pursuant to the Schedule 13D.

Under the terms of the Financing Agreement, interest on the Purchase Loan will be payable annually, with the first payment due one year from the Effective Date, at the rate of prime plus four. The outstanding principal amount of the Purchase Loan plus any accrued but unpaid interest will be payable on December 15, 2008. As security for the Purchase Loan, Avícola has pledged the 9,933,154 shares of Common Stock reported pursuant to the Schedule 13D to SBI pursuant to the terms of a stock pledge agreement (the “Stock Pledge Agreement”). In addition, Tenedora has agreed to extend a guarantee with respect to the Purchase Loan.

A copy of the Financing Agreement is attached as Exhibit C and incorporated herein by reference.

Item 4.	Purpose of Transaction.

This Amendment is being filed as the result of the sale on July 26, 2007 of the equity interests in Tenedora held by Hoy, a former Reporting Person, to the other Reporting Persons. The updated ownership percentages for the Reporting Persons that purchased Hoy’s equity interests in Tenedora are set forth in Item 2 above, and the description of the transaction is set forth in Item 5 below. The purpose of the transaction with Hoy was to maintain 100% ownership of Tenedora among the other Reporting Persons.

Depending on various factors including, without limitation, the Issuer’s business, financial position and prospects, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) purchasing additional shares of Common Stock in the open market or otherwise, (ii) making an offer to purchase up to all of the Issuer’s outstanding shares of Common Stock, through a negotiated transaction, a series of negotiated transactions or otherwise or (iii) presenting proposals for consideration at annual or special meetings of the Issuer’s stockholders. The Reporting Persons may also sell some or all of their shares of Common Stock through registered public offerings or privately negotiated transactions, and may change their intentions with respect to any and all of the matters referred to in this Item 4.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any definitive plan or proposal that relates to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5.	Interest in Securities of the Issuer.

The aggregate number and percentage of shares of the Common Stock to which this Amendment relates is 9,933,154 shares which represents 77.2% of the total number of shares of the Common Stock of the Issuer outstanding as of July 26, 2007. Avícola directly beneficially owns 9,933,144 of such shares. These shares were acquired by Avícola pursuant to the Avícola Stock Purchase Agreement between Avícola and Calixto Chaves Zamora, Inversiones La Ribera S.A., Aeroecológica S.A., O.C.C. S.A., Comercial Angui S.A., Inversiones Leytor S.A., Rosalidia Zamora Víquez, Mónica Chaves Zamora, José Pablo Chaves Zamora, Felix Granados Granados, Edgar Alvarez González, Fidel Chaves Zamora and Rodolfo Arce Hernández, dated December 18, 2003 (the “Avícola Stock Purchase Agreement”).

Tenedora is the sole shareholder of Avícola and, accordingly, indirectly beneficially owns the 9,933,154 shares owned directly by Avícola. By virtue of the relationships described under Item 2 of this Amendment, each of the Potential Indirect Beneficial Owners may be deemed to share indirect beneficial ownership of the shares directly beneficially owned by Avícola. However, with the exception of Tenedora, each of the Potential Indirect Beneficial Owners disclaim such beneficial ownership of the shares of Common Stock beneficially owned, directly or indirectly, by Avícola and Tenedora.

Avícola has direct voting and dispositive power with regard to the 9,993,154 shares of Common Stock held by Avícola. As the sole shareholder of Avícola, Tenedora may be deemed to be the beneficial owner of such shares of Common Stock. By virtue of the relationships described under Item 2 of the Schedule 13D, each of the Potential Indirect Beneficial Owners may be deemed to share the indirect power to vote and direct the disposition of the shares directly beneficially owned by Avícola.

Pursuant to the Tenedora Stock Purchase Agreement dated July 26, 2007, Hoy’s equity interests in Tenedora were acquired by Sarita, Mavipel, Aspila, Adral, Harenaz, CYS, Quirinal and ASEGSA (the “Tenedora Stock Purchase Agreement”). The transaction involved the purchase of Hoy’s equity interests in Tenedora for total consideration of $1,438,952.34.

As a result of this transaction, on July 26, 2007, Hoy and its sole stockholder, Oscar Hernandez Lustschaing, ceased to be beneficial owners of the Issuer’s Common Stock.

References to the Avícola Stock Purchase Agreement and the Stock Purchase Agreement are qualified in their entirety by the Avícola Stock Purchase Agreement and the Stock Purchase Agreement attached hereto as Exhibits D and E, respectively, and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As indicated above, as security for the Purchase Loan, Avícola pledged the 9,933,154 shares of Common Stock reported pursuant to this Schedule 13D to SBI pursuant to the terms of the Stock Pledge Agreement. Pursuant to the Stock Pledge Agreement, Avícola has agreed that it shall not sell, assign or otherwise transfer any of the 9,933,154 shares of Common Stock to any person except to SBI.

The Stock Pledge Agreement contains certain ordinary default provisions. In addition, in the event that, among other things, (i) Avícola or the Issuer defaults in any payment of principal or interest on any indebtedness, except the Purchase Loan, in excess of $250,000 beyond the grace period, if any or (ii) Avícola or the Issuer defaults in the observance or performance of any other agreement or condition relating to any indebtedness, except the Purchase Loan, or any other event shall occur, the effect of which default or other event is to cause or permit the holders of such indebtedness to cause such indebtedness to become due prior to its stated maturity, SBI can, among other things, take ownership of or sell any or all of the 9,933,154 shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on January 2, 2004)

Exhibit B	Stock Pledge Agreement (incorporated by reference to Exhibit C to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on January 2, 2004)

Exhibit C	Financing Agreement (incorporated by reference to Exhibit B to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on January 2, 2004)

Exhibit D	Avícola Stock Purchase Agreement between Avícola and Calixto Chaves Zamora, Inversiones La Ribera S.A., Aeroecológica S.A., O.C.C. S.A., Comercial Angui S.A., Inversiones Leytor S.A., Rosalidia Zamora Víquez, Mónica Chaves Zamora, José Pablo Chaves Zamora, Felix Granados Granados, Edgar Alvarez González, Fidel Chaves Zamora and Rodolfo Arce Hernández, dated December 18, 2003

Exhibit E	Tenedora Stock Purchase Agreement, dated July 26, 2007, by and among Hoy and Sarita, Mavipel, Aspila, Adral, Harenaz, CYS, Quirinal and ASEGSA

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

AVÍCOLA CAMPESINOS, INC.

Date: August 8, 2007		/s/ Gerardo Matamoros
	Name:	Gerardo Matamoros
	Title:	President

TENEDORA G.S., S.A.

Date: August 8, 2007		/s/ Alfonso Gutierrez
	Name:	Alfonso Gutierrez
	Title:	President

MAVIPEL, S.A.

Date: August 8, 2007		/s/ Victor Oconitrillo
	Name:	Victor Oconitrillo
	Title:	President

INVERSIONES HARENAZ L III, S.A.

Date: August 8, 2007		/s/ Henry Zamora
	Name:	Henry Zamora
	Title:	President

CYS ASESORES DE MERCADEO Y FINANZAS, S.A.

Date: August 8, 2007		/s/ Rolando Cervantes
	Name:	Rolando Cervantes
	Title:	President

SARITA TRADING, S.A.

Date: August 8, 2007		/s/ Edgar Rodriguez
	Name:	Edgar Rodriguez
	Title:	President

CORPORACION ADRAL, S.A.

Date: August 8, 2007		/s/ Silvia Eugenia Arias Penón
	Name:	Silvia Eugenia Arias Penón
	Title:	President

CORPORACION ASPILA, S.A.

Date: August 8, 2007		/s/ Robert Aspinall Murray
	Name:	Robert Aspinall Murray
	Title:	President

ASOCIACION SOLIDARISTA DE EMPLEADOS GRUPO SAMA Y AFINES

Date: August 8, 2007		/s/ Gerardo Matamoros
	Name:	Gerardo Matamoros
	Title:	Authorized Representative

QUIRINAL, S.A.

Date: August 8, 2007		/s/ Alfonso Gutierrez
	Name:	Alfonso Gutierrez
	Title:	President

Date: August 8, 2007		/s/ Elsie Roman
Elsie Roman

Date: August 8, 2007		/s/ Henry Zamora
Henry Zamora

Date: August 8, 2007		/s/ Rolando Cervantes
Rolando Cervantes

Date: August 8, 2007		/s/ Edgar Rodriguez
Edgar Rodriguez

Date: August 8, 2007		/s/ Oscar Arias
Oscar Arias

Date: August 8, 2007		/s/ Robert Aspinall Murray
Robert Aspinall Murray

Date: August 8, 2007		/s/ Alfonso Gutierrez
Alfonso Gutierrez

SCHEDULE A

OFFICERS AND DIRECTORS

Each of the following officers and directors has not, in the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors). Each of the following officers and directors has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or her being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Name of Corporation	Officers	Directors
Avícola Campesinos, S.A.	Gerardo Matamoros (1)	Gerardo Matamoros
(Sole Executive Officer)

Tenedora G.S., S.A.	Alfonso Gutiérrez	Alfonso Gutiérrez Gerardo Matamoros Iingrid Calvo (2) Melvin Murillo (3) José Mario Murillo (4) Jessica Herrera (5) Sergio Díaz (6) Carlos Ceciliano (7)

Mavipel, S.A.	Elsie Román (8)	Elsie Román
	Victor Oconitrillo (9)	María Libia Conejo Benavides (10)
Rosa María Oconitrillo Conejo (11)
María Fernanda Oconitrillo R. (12)

Inversiones Harenz L III, S.A.	Henry Zamora	Henry Zamora
	(Sole Executive Officer)	Nora Trejos Velásquez (13)
Alejandro Zamora Trejos (14)
Enrique Zamora Trejos (15)
Raul Zamora Trejos (16)

CYS Asesores de Mercadeo y Finanzas, S.A,	Rolando Cervantes (Sole Executive Officer)	Rolando Cervantes Susana Salas Real (17)
Rocío Cervantes Barrantes (18)
Pablo Cervantes Salas (19)

Sarita Trading, S.A.	Edgar Rodriguez	Edgar Rodriguez
	(Sole Executive Officer)	Olga S. de Espinoza (20)
Carolinta T. de Carney (21)
Ricardo J. Alemán (22)

Corporacion Adral, S.A.	Silvia Eugenia Arias Penón (23)	Sylvia Elena Arias Penón
	María Andrea Arias Grillo (24)	María Andrea Arias Grillo
Mariangel Solera Víquez (25)
Alberto Quirós Silesky (26)

Corporacion Aspila, S.A.	Robert Aspinall Murray	Robert Aspinall Murray
	William Aspinal Murray (27)	Lorene Harvey Leal
	Lorene Harvey Leal (28)	William Aspinall Murray
John Aspinall Murray (29)

Quirinal, S.A.	Alfonso Gutiérrez	Alfonso Gutiérrez
	(Sole Executive Officer)	José Joaquín Soto Chavarría (30)
Gilda Jiménez Córdoba (31)
Ileana María Mateo Peralta (32)

(1)	Gerardo Matamoros is a financier, whose principal occupation is as the sole executive officer of Avícola Campesinos, S.A., and whose business address is that of Avícola Campesinos, S.A. set forth above. Mr. Matamoros is a citizen of Costa Rica.
(2)	Ingrid Calvo is a financier, whose principal occupation is as director of Grupo Empresarial Sama and whose business address is 46-48 Street, 10th Avenue, San Jose, Costa Rica. Ms. Calvo is a citizen of Costa Rica.
(3)	Melvin Murillo is a financier whose principal occupation is as director of Grupo Empresarial Sama and whose business address is 46-48 Street, 10th Avenue, San Jose, Costa Rica. Mr. Murillo is a citizen of Costa Rica.

(4)	José Mario Murillo is a financier, whose principal occupation is as director of Grupo Empresarial Sama and whose business address is 46-48 Street, 10th Avenue, San Jose, Costa Rica. Mr. Murillo is a citizen of Costa Rica.
(5)	Jessica Herrera is a business administrator, whose principal occupation is as President’s Counselor of Corporacion Pipasa and whose business address is from Firestone Industry 1 km west, San Antonio de Belen, Heredia, Costa Rica. Miss Herrera is a citizen of Costa Rica.
(6)	Sergio Díaz is an accountant, whose principal occupation is general accountant of Grupo Empresarial Sama and whose business address is 46-48 Street, 10th Avenue, San Jose, Costa Rica. Mr. Diaz is a citizen of Costa Rica.
(7)	Carlos Ceciliano is an accountant, whose principal occupation is accounting advisor and fiscal of the Bord of Directors of Grupo Empresarial Sama and whose business address is 46-48 Street, 10th Avenue, San Jose, Costa Rica. Mr. Ceciliano is a citizen of Costa Rica.
(8)	Elsie Román’s principal occupation is a homemaker, whose address is from Pali Supermarket in Colima de Tibás, 100 meters north 300 west, 300 south and 50 east, Tibas, San José, Costa Rica. Miss Román is a citizen of Costa Rica.
(9)	Victor Oconitrillo is a business administrator, whose principal occupation is President of Grupo Empresarial Sama and Corporacion Pipasa S.A., whose business address is 46-48 Street, 10th Avenue, San Jose, Costa Rica. Mr. Oconitrillo is a citizen of Costa Rica.
(10)	María Libia Conejo Benavides’ principal occupation is a homemaker, whose address is from Cuatro Reinas terminal bus station, 100 meters east and 150 meters south, Tibas, San José. Miss Conejo is a citizen of Costa Rica.
(11)	Rosa María Oconitrillo Conejo’s principal occupation is a teacher, whose address is from Cuatro Reinas terminal bus station, 100 meters east and 150 meters south, Tibas, San José. Miss Oconitrillo is a citizen of Costa Rica.
(12)	María Fernanda Oconitrillo R.’s principal occupation is a student, whose address is from Pali Supermarket in Colima de Tibás, 100 meters north 300 west, 300 south and 50 east, Tibas, San José. Miss Oconitrillo is a citizen of Costa Rica.
(13)	Nora Trejos Velásquez’s principal occupation is a homemaker, whose address is Residencial La Geroma, Nbr. 131. Pavas, Costa Rica. Miss Trejos is a citizen of Costa Rica.

(14)	Alejandro Zamora Trejos’ principal occupation is a business administrator, whose address is 150 meters east from the San Jose Palacio Hotel’s parking lot, San Jose, Costa Rica. Mr. Zamora is a citizen of Costa Rica.
(15)	Enrique Zamora Trejos’ principal occupation is a psychologist, whose address is from the north-east corner of the former AID building, 100 meters north, 200 east and 25 south, San Jose, Costa Rica. Mr. Zamora is a citizen of Costa Rica.
(16)	Raul Zamora Trejos’ principal occupation is a business administrator, whose address is Residencial La Geroma, Nbr. 131. Pavas, Costa Rica. Mr. Zamora is a citizen of Costa Rica.
(17)	Susana Salas Real’s principal occupation is a teacher, whose address is Condominium Surki Nbr. 19, Sabanilla, San Jose, Costa Rica. Miss Salas is a citizen of Costa Rica.
(18)	Rocío Cervantes Barrantes’ principal occupation is a lawyer, whose address is from Los Angeles Gas Station, 100 meters East and 75 north, Ciudad Colón, San José, Costa Rica. Mr. Cervantes is a citizen of Costa Rica.
(19)	Pablo Cervantes Salas’ principal occupation is a business administrator, whose address is from the Catholic Church, 100 meters east, Sabanilla, San José, Costa Rica. Mr. Cervantes is a citizen of Costa Rica.
(20)	Olga S. de Espinoza’s principal occupation is a lawyer,whose address is ICAZA, IGRA Building No. 8, Ciudad de Panama, Panama. Miss Espinoza is a citizen of Panama.
(21)	Carolinta T. de Carney’s principal occupation is a lawyer, whose address is ICAZA, IGRA Building No. 8, Ciudad de Panama, Panama. Miss Carney is a citizen of Panama.
(22)	Ricardo J. Alemán’s principal occupation is a lawyer, whose address is ICAZA, IGRA Building No. 8, Ciudad de Panama, Panama. Mr. Alemán is a citizen of Panama.

(23)	Silvia Eugenia Arias Penón’s principal occupation is a student, whose address is 500 meters West from Banco Interfin’s main building, Sabana Norte, San Jose, Costa Rica. Miss Arias is a citizen of Costa Rica.
(24)	María Andrea Arias Grillo’s principal occupation is an executive, whose address is from El Chicote Restaurant, 100 meters north, 50 west, 200 north and 50 east, Sabana Norte, San José, Costa Rica. Miss Arias is a citizen of Costa Rica.
(25)	Mariangel Solera Víquez’s principal occupation is a secretary, whose address is 1st Street, Avenue 9-11, Heredia, Costa Rica. Miss Solera is a citizen of Costa Rica.
(26)	Alberto Quirós Silesky’s principal occupation is a sales agent, whose address is Residencial Istaru 214, Cartago, Costa Rica. Mr. Quirós is a citizen of Costa Rica.
(27)	William Aspinal Murray’s principal occupation is a forest engineer, whose address is 250 meters south from Santa Ana crossroad, San Rafael de Escazu, Costa Rica. Mr. Aspinal is a citizen of Costa Rica.
(28)	Lorene Harvey Leal is Robert Aspinall’s wife and her principal occupation is a homemaker, whose address is 250 meters south from Santa Ana crossroad, San Rafael de Escazu, Costa Rica. Miss Harvey is a citizen of Costa Rica.
(29)	John Aspinall Murray’s principal occupation is a touristic administrator, whose address is 150 meters north from the U.S. Ambassador’s residence, Escazú, Costa Rica. Mr. Aspinal is a citizen of Costa Rica.
(30)	José Joaquín Soto Chavarría’s principal occupation is a lawyer, whose address is in front of Reyes Bar, Puriscal, Costa Rica. Mr. Soto is a citizen of Costa Rica.
(31)	Gilda Jiménez Córdoba’s principal occupation is a lawyer, whose address is from Los Colegios’ Banco Nacional Agency, 200 meters best and 400 meters north, Moravia, Costa Rica. Miss Jiménez is a citizen of Costa Rica.
(32)	Ileana María Mateo Peralta’s principal occupation is a lawyer, whose address is from Plaza del Sol’s McDonalds, 800 meters south and 75 meters east, Prados del Este, Residencial Jose Maria Zeledon, Curridabat, Costa Rica. Miss Mateo is a citizen of Costa Rica.

Exhibit D

STOCK PURCHASE AGREEMENT

We: CALIXTO CHAVES ZAMORA, of legal age, married, an entrepreneur, resident of La Ribera de Belén, Province of Heredia, and holder of National Identity Card No. four-zero ninety-zero forty-four, acting in his individual capacity and as Chairman of the Board of Directors, with an unlimited power of attorney to represent “Inversiones La Ribera Sociedad Anónima”; and acting herein as special attorney-in-fact for the following corporations: Aeroecológica Sociedad Anónima, O.C.C. Sociedad Anónima, Comercial Angui Sociedad Anónima, Inversiones Leytor Sociedad Anónima; ROSALIDIA ZAMORA VÍQUEZ, of legal age, married, a resident of La Ribera de Belén, Province of Heredia, and holder of National Identity Card No. four-zero zero nine-three hundred nine; MÓNICA CHAVES ZAMORA, of legal age, married, an entrepreneur, resident of Escazú and holder of National Identity Card No. one-seven hundred ninety-two hundred thirty-three, acting in an individual capacity; JÓSE PABLO CHAVES ZAMORA, of legal age, married, an entrepreneur and resident of La Ribera de Belén, Province of Heredia, holder of National Identity Card No. one-eight hundred thirty-five three hundred eighty-three, FELIX GRANADOS GRANADOS, of legal age, married, retired, a resident of Heredia and holder of National Identity Card No. six-zero thirty-six five hundred four, EDGAR ÁLVAREZ GONZÁLEZ, of legal age, married, an entrepreneur and resident of San Antonio Belén, Province of Heredia, holder of National Identity Card No. four-one hundred one-one thousand four hundred thirty; FIDEL CHAVES ZAMORA, of legal age, married, an entrepreneur and resident of La Ribera de Belén, Province of Heredia, holder of National Identity Card No. four-zero eighty-six seven hundred seventy-four, RODOLFO ARCE HERNÁNDEZ, of legal age, married, an entrepreneur and resident of San José, Francisco Peralta District, holder of National Identity Card No. one-three hundred two-zero ninety-four, hereinafter and collectively referred to as “THE SELLERS”, and Avícola Campesinos Inc., a corporation domiciled in the State of Nevada, United States of America, represented by Gerardo Matamoros Bustamante, of legal age, married, an executive, resident of San José and holder of National Identity Card No., one-five hundred twenty-six nine hundred forty-seven, hereinafter referred to as “THE BUYER”, have agreed to enter into this stock purchase agreement, which shall be governed by the following provisions:

FIRST: RECITALS: I. Whereas, the Sellers own nine million nine hundred thirty-three thousand one hundred fifty-four (9,933,154) shares representing the capital stock of Rica Foods, Inc., a corporation domiciled in the State of Nevada, United States of America, a breakdown of which is provided in Exhibit One.

II Whereas said shares were pledged to Servicios Bursátiles Internacionales S.A., a corporation domiciled in Panama City, as security for debts owed by Calixto Chaves Zamora and companies belonging to his business group.

SECOND: TRANSFER OF SHARES: The Sellers hereby transfer the assets set forth below:

Nine million nine hundred thirty-three thousand one hundred fifty [sic] (9,933,154) shares representing the capital stock of Rica Foods Inc., a corporation domiciled in the State of Nevada, United States of America, a breakdown of which is provided in Exhibit One.

In accordance with regulations in force in the United States of America, this sale of shares must be approved by the Board of Directors of Rica Foods Inc., and is therefore subject to such approval. Communication of such approval, by any means, shall be sufficient in order for this agreement to enter into full legal effect.

THIRD: PRICE: For a total price of TWELVE MILLION FOUR HUNDRED SIXTEEN THOUSAND FOUR HUNDRED AND FORTY-TWO DOLLARS AND FIFTY CENTS USD, the legal tender of the United States of America, the Sellers hereby sell to the Buyer and the Buyer hereby purchases from the Sellers all of the shares specified in the preceding section, which shall be paid to the Sellers as set forth below, upon receipt of the abovementioned approval of this sale from the Board of Directors of Rica Foods Inc.:

The first payment in the amount of SIX MILLION NINE HUNDRED THIRTY-EIGHT THOUSAND SIX HUNDRED FORTY-EIGHT DOLLARS AND SEVENTY-EIGHT CENTS shall be made on January fourteenth of two thousand four, and a second payment for the remaining amount shall be made on January twenty-first of two thousand four.

All of the Sellers expressly authorize the Buyer to make the payments specified herein to the name of Calixto Chaves Zamora.

FOURTH: TRANSFER: The shares described above in the second section shall be transferred simultaneously with the execution of this Agreement, free of all types of encumbrances and/or other restrictions. Said transfer shall be made through the corresponding Stock Power, duly signed by each of the parties named herein. The depositor of the shares is hereby notified and informed that it must transfer such shares to the legal ownership of Avícola Campesinos Inc., and must also take the necessary steps to ensure that said transfer is officially entered in the appropriate books and records and notified to the appropriate authorities, if such notice is required.

FIFTH: REPRESENTATIONS AND WARRANTIES: For the purpose of finalizing this agreement, the Sellers hereby represent and warrant to the Buyer as follows:

a) The Sellers are fully competent to perform this act and there are no legal impediments, or corporate bylaw provisions on transfers, which prevent them from entering into this agreement.

b) The corporation from which their shares will be transferred has no outstanding debt or securities attached thereto which could in some way affect the interests or assets of the company. No agreements or options to purchase stock have been signed and there have not been increases in company capital in favor of third parties.

2

c) The Sellers hereby represent and warrant to the Buyer that the execution of this agreement does not contravene any applicable law by virtue of any loan, security or purchase option agreements to which the Sellers are party or whereby their right to ownership of the shares is restricted, or which could result in the placement of a lien on any of their assets or properties, or which require, pursuant to applicable law, authorization from a government entity in order to proceed with said transfer.

d) Litigation. The Sellers hereby represent and warrant that there is currently no pending action, suit, arbitration, administrative or other legal proceeding, brought by or before any Judicial or Government authority, whose outcome could affect the corporation whose shares are being transferred, or its business, property, assets or rights in general. Neither the Sellers nor the Company are subject to any lien, order, decree or judgment which could ultimately result in any material adverse change in the assets, property, business or financial condition of the Sellers or the Company.

e) Bankruptcy or Insolvency. The Sellers hereby represent and warrant to the Buyer that neither they nor the Company have been sued or have filed for voluntary bankruptcy or insolvency, as applicable, or administrative receivership, or have been adjudged bankrupt or insolvent. They further warrant that they have not filed for reorganization, liquidation, dissolution or similar proceedings, nor any other legal proceedings for debt assistance, or to have had knowledge of or consented to the appointment of a bankruptcy trustee, bailee, receiver or liquidator for all or part of their assets. The Sellers also warrant that no court or municipal magistrate of competent jurisdiction has issued an order, writ or decision approving an application for bankruptcy, insolvency or administrative receivership against the Sellers or the Company, nor has a petition been filed for an arrangement or composition with creditors, nor the reorganization, restructuring, liquidation or dissolution of the company.

f) Information. The Sellers have made available to the Buyer copies of all corporate books, records, documents and financial information in the possession or custody of the companies they are selling, containing all information and data related to the development, property, accounting, finances and operation of the company’s business. The information provided to the Buyer by the Sellers, the Company, its attorneys or representatives does not contain any false or inaccurate data or statements, nor is any information omitted therefrom which should be known by the Sellers, the Company, its attorneys or representatives at the time such information is provided. The Sellers, the Company, its attorneys or representatives do not have knowledge of any fact which has not been disclosed to the Buyer prior to said date, and which could adversely affect the transaction.

g) Employees. The Company does not have any employees or workers employed at this time. There are no outstanding payments or balances due to the Costa Rican Social Security Administration.

h) Liabilities, Debts and Obligations: The Company currently has no Liabilities, Debts or Obligations (contingent, pending liquidation or otherwise), except for any such items specified in its financial statements or mentioned herein, nor does the Company have assets pledged as collateral security for third-party obligations.

3

i) Legal Compliance. The Company is not in violation of any government statute, law, regulation or directive, nor are there any pending governmental authorizations which could adversely affect the corporation, or its business activities, assets or financial condition, of which the Sellers are guarantors.

j) The Company has completed and filed, by the legal deadlines and with the appropriate tax authorities, all of the forms, sheets, returns and tax reports including, but not limited to, income tax returns, sales tax, withholding tax, social security, ad valorem, use and fiscal year taxes, tax exemptions, and in general, all forms or filings required by the tax authorities in relation to the company’s activities.

SIXTH: FULL AND ABSOLUTE RELEASE AND DISCHARGE FROM ALL LIABILITY: Calixto Chaves Zamora, Rosalidia Zamora Víquez, Mónica Chaves Zamora, José Pablo Chaves Zamora, Félix Granados Granados, Edgar Álvarez González, Fidel Chaves Zamora, Rodolfo Arce Hernández, Gerardina Gálvez Pavón, José Ángel Zamora Víquez and Hernán Azofeifa Delgado, in their aforesaid capacities, expressly agree to release from all liability including, but not limited to, civil, criminal and administrative liability, those corporations that entered into in trust agreements, loan and line of credit agreements which are mentioned in said trusts, including, but not limited to Servicios Bursátiles Internacionales S. A., Sama Valores (GS) S. A., O.C.C. Sociedad Anónima, Comercial Angui Sociedad Anónima, Inversiones Leytor Sociedad Anónima, their agents, partners, representatives, administrators, employees, advisors, attorneys, accountants, and hereby release them from all liability and waive any past, present and future rights, actions or recourse to which may have been entitled, thereby granting a full release in connection with the agreements and transactions set forth herein and discharging said corporations and parties from all past, present or future liability.

SEVENTH: CANCELLATION OF “PLEDGE”: CAROLINA TEJADA DE CARNEY, an Attorney and citizen of Panama, of legal age, previously married, holder of Panamanian Identification Card No. eight-four hundred one-eight hundred seventy-eight, a resident of Panama, acting herein as Special Attorney-in-Fact with sufficient powers to represent SERVICIOS BURSÁTILES INTERNACIONALES SOCIEDAD ANÓNIMA, a corporation established, organized and domiciled in the Republic of Panama at [address] “Calle Aquilino De la Guardia número ocho, edificio Igra”, and registered in the Public Registry of said country under [microfilm] Fiche No. three hundred seventeen thousand forty-two, Roll No. fifty thousand sixty-seven, Frame seventy-nine, and having broad, valid and sufficient powers, states that because the shares being sold herein have been pledged in the United States of America as security for debts which Mr. Calixto and companies of his group contracted with her client, Servicios Bursátiles Internacionales [International Stock Market Services], pursuant to loan and line of credit agreements signed in Panama City on June eleventh of two thousand three, she expressly orders that the aforesaid pledge be cancelled upon execution of this agreement.

4

EIGHTH: NON-COMPETE:

The Sellers expressly agree that as of the signing of this Agreement and for a period of five years thereafter, they shall not, under any circumstances and without the prior written consent of the Buyer, perform the following actions, whether directly or indirectly:

a)	Carry out, contact, become engaged or involved in, or have interest in any undertaking that is identical to, substantially similar to, or which competes with any business activities carried out by Rica Foods Inc. or its subsidiaries Corporación Pipasa Sociedad Anónima and Corporación As de Oros Sociedad Anónima, including the production, marketing or sale of poultry products, whether live animals or products composed of or derived from poultry, and concentrated animal feed.

b)	Induce or attempt to induce any employee of Rica Foods Inc. or its subsidiaries Corporación Pipasa Sociedad Anónima and Corporación As de Oros Sociedad Anónima, to leave their job.

c)	Employ or attempt to hire or help any person hire any employee of Rica Foods Inc. or its subsidiaries Corporación Pipasa Sociedad Anónima and Corporación As de Oros Sociedad Anónima,

d)	Seek out, attempt to seek out or obtain the clients of Rica Foods Inc. or it subsidiaries Corporación Pipasa Sociedad Anónima and Corporación As de Oros Sociedad Anónima or interfere with the business relationship between Rica Foods Inc. or its subsidiaries Corporación Pipasa Sociedad Anónima and Corporación As de Oros Sociedad Anónima, and any person who is a client of Rica Foods Inc. or its subsidiaries Corporación Pipasa Sociedad Anónima and Corporación As de Oros Sociedad Anónima, prior to or as of the date of signing of this agreement.

NINTH: APPLICABLE LAW AND JURISDICTION. This agreement shall be governed pursuant to the laws and jurisdiction of the Republic of Costa Rica.

Nullification of any of the provisions of this agreement shall not affect the effectiveness and validity of the others. All matters not provided for herein shall be governed by the laws of the Republic of Costa Rica, given that the trust agreement and the loan agreement, together with the attachments thereto, are valid, binding and enforceable in accordance with said laws and do not violate any of the mandatory provisions in effect in the Republic of Costa Rica.

a) Any controversy, discrepancy, litigation, dispute, claim or disagreement arising out of the execution of this agreement or relating thereto or to matter contained therein or regarding its validity, existence, enforceability, nullification, cancellation, termination or rescission shall be resolved by arbitration pursuant to the Law 7727 on alternate conflict resolution mechanisms and promotion of social peace of December 9,1997.

5

b) The parties hereto expressly agree that the arbitral award shall be final and binding, and hereby waive any recourse to appeal or other remedy to dispute the arbitral award.

c) In the event any of the parties should file the motion to nullify or to dismiss or motion for review mentioned in Article 64 of the Law on alternate conflict resolution mechanisms and promotion of social peace, the judges and courts of the First Chamber of the Supreme Court of Justice shall be the competent courts of jurisdiction.

d) The arbitration court shall be comprised of three arbitrators, one to be appointed by each of the parties, and a third to be named by said arbitrators. In the event of disagreement as to the designation of arbitrators, the appointments shall be made in accordance with said law. The designated arbitrators may not have any connection or shared interests with any of the parties hereto.

e) In the event an authority must be appointed in order to designate an arbitrator, the parties hereto shall appoint the Costa Rican Bar Association, in accordance with the aforesaid law.

f) Arbitration proceedings shall be held in the city of San José, Costa Rica.

g) Arbitration proceedings shall be conducted in the Spanish language. Any documents submitted during these proceedings must be translated into Spanish.

h) The matter in dispute shall be decided based on the arguments set forth in the complaint and the response to the complaint, as well as any counterclaims, modifications, amendments and subsequent petition. In the event the arbitration decision contains rulings on issues not disputed by the parties, such decision shall not be applied to such issues, but will be valid with regard to those items that resolve the matters in dispute.

i) In the event of disagreement between the parties as to the matter in dispute, such matter shall be defined by the arbitration court.

j) The parties agree that the arbitration decision issued may be enforced in the courts of any jurisdiction, as stipulated herein.

k) The costs of arbitration shall be borne by the party designated by the arbitral tribunal.

l) The arbitration decision shall be issued within a maximum time period of six (6) months from the initial date of commencement of arbitration proceedings.

m) Said arbitration shall be subject to the laws of Costa Rica, to which the parties hereby submit.

TENTH: RELEASE FROM CONTRACTUAL OBLIGATIONS. Any release by one party of the other with regard to the lack of need to perform any provision hereto shall be communicated in writing by the Sellers or the Buyer, as applicable.

ELEVENTH: VALIDITY: In the event any provision or obligation contained herein is declared invalid, null or unenforceable by the court of competent jurisdiction, such provision shall be modified so as to render it as coherent as possible in order to preserve the financial and commercial contents of the original provision or obligation, considering this contract as a whole.

6

TWELFTH: ENTIRE AGREEMENT: This document sets out the entire agreement and understanding between the Parties with regard to the transaction contained herein. There are no restrictions, promises, commitments, guarantees or conditions other than those set forth herein. This agreement shall prevail over any other agreements or prior negotiations between the Parties as concerns the transaction referred to herein.

THIRTEEN: ADDENDA AND MODIFICATIONS: Any addendum to or modification of this agreement must be expressly approved by the parties in writing.

FOURTEEN: STAMPS: It is expressly agreed that the cost of the stamps which must be affixed to this agreement shall be paid by Mr. Calixto Chaves Zamora, who hereby states that he is affixing said stamps to the original copy, which belongs to him and serves as a model for the other parties.

FIFTEEN: NOTICES: All communications relating to this stock purchase agreement shall be made in writing, with the original copies duly signed by the person or entity issuing such communication, and sent to the following addresses:

a) Sellers

Attention: Señor Calixto Chaves Zamora

Address: La Ribera de Belén, 300 metros al norte, 200 metros oeste del Cementerio.

b) Buyer

Gerardo Matamoros Bustamante

Address: Bufete Chaverri Soto, San Jose, Costa Rica, avenida primera, calles 29 y

33, N° 2923.

With a copy to:

Lic. Alfonso Gutiérrez Cerdas

Bufete Laclé & Gutiérrez, calles 21 y 25, avenida 6

San José, Costa Rica

Tel: 257-35-53 Fax: 221 -61 -62

In witness whereof, the parties hereby sign in evidence of our acceptance of all of the provisions, conditions and representations set forth herein, two identical original copies, on the eighteenth day of the month of December of two thousand three, in three identical original copies.

/s/ Calixto Chaves Zamora	/s/ Rosalidia Zamora Víquez
Calixto Chaves Zamora	Rosalidia Zamora Víquez

/s/ Mónica Chaves Zamora	/s/ José Pablo Chaves Zamora
Mónica Chaves Zamora	José Pablo Chaves Zamora

7

/s/ Félix Granados Granados	/s/ Edgar Álvarez González
Félix Granados Granados	Edgar Álvarez González

/s/ Fidel Chaves Zamora	/s/ Rodolfo Arce Hernández
Fidel Chaves Zamora	Rodolfo Arce Hernández

/s/ Gerardina Gálvez Pavón	/s/ José Ángel Zamora Víquez
Gerardina Gálvez Pavón	José Ángel Zamora Víquez

/s/ Hernán Azofeifa Delgado	/s/ Carolina Tejada de Carney
Hernán Azofeifa Delgado	Carolina Tejada de Carney

/s/ Gerardo Matamores Bustamante
Gerardo Matamores Bustamante

8

Exhibit E

Rolando Laclé C. David Arturo Campos B.	Laclé - & - Gutiérrez ABOGADOS	Manuel E. Montero A. Alfonso Gutiérrez C.

Rolando Laclé Z.		Eugenio Desanti H.
Mauricio Martínez P.		Mario Quesada B.
Maricela Salazar M.		Marianela Sáenz A.
Marcela Arias V.		Rosa María Jiménez M

SHARE PURCHASE AND SALE AGREEMENT

This agreement is entered into by Hoy por Hoy Sociedad Anónima, a company identified with legal entity card number 3-101-358025, herein represented by Mr. Oscar Hernández Lustchaing, of legal age, married, businessman, domiciled in Alajuela, bearer of the identity card number 1-337-225 , in his position as President of the Board of Directors, who individually has the judicial and non-judicial representation with broadest powers of attorney-in-fact without limitations of amount in accordance with article 1,253 of the Civil Code; as the first party, hereinafter referred to as the SELLER, and as the second party, Sarita Trading, Sociedad Anónima, herein represented by Edgar Rodríguez Mesén, bearer of identity card number 3-269-547; Mavipel, S.A., identified with legal entity card number 3-101-165130, herein represented by Víctor Oconitrillo Conejo, bearer of the identity card number 1-676-062; Corporación Aspila, S.A., identified with legal entity card number 3-101-55917, herein represented by Robert Aspinall Murray, bearer of identity card number 1-527-305; Corporación Adral, S.A., identified with legal entity card number 3-101-176296, herein represented by Oscar Arias Sánchez, bearer of identity card number 1-280-672; Inversiones Harenaz LII, S.A. identified with legal entity card number 3-101-048617, herein represented by Henry Zamora Castro, bearer of identity card number 9-061-929; C y S Asesores de Mercadeo y Finanzas, S.A. identified with legal entity card number 3-101-101671, herein represented by Rolando Cervantes Barrantes, bearer of identity card number 1-411-377; Quirinal, S.A., identified with legal entity card number 3-101-058515, herein represented by Alfonso Gutiérrez Cerdas, bearer of identity card number 4-096-023, and Asociación Solidarista de Empleados de Grupo Sama, identified with legal entity card number 3-102-061412 , herein represented by Gerardo Matamoros Bustamante, bearer of identity card number 1-526-47; collectively, hereinafter referred to as the BUYER. This AGREEMENT shall be subject to the following terms and conditions:

FIRST. BACKGROUND.

Hoy por Hoy Sociedad Anónima, for purposes of this AGREEMENT is the owner of:

234 shares of the legal entity named Tenedora (GS) Sociedad Anónima.

SECOND. DEFINITIONS.

For purposes of this AGREEMENT, the following terms shall have the following meanings:

SELLER: means Hoy por Hoy Sociedad Anónima, hold-owner of 234 shares of Tenedora (GS) Sociedad Anónima. SELLER sells to BUYER all the above-mentioned shares, as provided below:

Calle 21 y 25, Avenida 6

Apartado N°794-1.000

San José, Costa Rica

Teléfono N°2573553 Fax N°2551398

Laclé

- & -

Gutiérrez

Alfonso Gutiérrez C.

Contrato de compraventa de acciones:

Hoy por Hoy Sociedad Anónima vende acciones de Tenedora (GS) Sociedad Anónima a Sarita Trading, Sociedad Anónima, Mavipel, S.A., Corporación Aspila, S.A., Corporación Adral, S.A., Inversiones Harenaz LII, C y S Asesores de Mercadeo y Finanzas, S.A., Quirinal, S.A. y Asociación Solidarista de Empleados de Grupo Sama San José, 26 de julio del 2007.

Página N°2

Sarita Trading, Sociedad Anónima: 31 shares.

Mavipel, S.A.: 99 shares.

Corporación Aspila, S.A.: 22 shares.

Corporación Adral, S.A.: 19 shares.

Inversiones Harenaz LII: 28 shares.

C y S Asesores de Mercadeo y Finanzas, S.A.: 25 shares.

Quirinal, S.A.: 6 shares.

Asociación Solidarista de Empleados de Grupo Sama: 4 shares.

BUYER: means the legal entities:

Sarita Trading, Sociedad Anónima: 31 shares, Mavipel, S.A.: 99 shares, Corporación Aspila, S.A.: 22 shares, Corporación Adral, S.A.: 19 shares, Inversiones Harenaz LII: 28 shares, C y S Asesores de Mercadeo y Finanzas, S.A.: 25 shares, Quirinal, S.A.: 6 shares, Asociación Solidarista de Empleados de Grupo Sama: 4 shares.

AGREEMENT: means the document by means of which it is executed the purchase and sale agreement of 234 shares of Tenedora (GS) Sociedad Anónima in favor of BUYER, in the proportion specified above.

TRANSFER FORMALIZATION: means the formal act in which the purchase price is paid, the transfer of shares is registered in the corresponding Book and BUYER receives from SELLER the share certificates of Tenedora (GS) Sociedad Anónima.

SHARES: means the 234 shares of the capital stock of Tenedora (GS) Sociedad Anónima owned by Hoy por Hoy Sociedad Anónima.

PURCHASE PRICE: means the amount in US Dollars to be paid for each share, as provided herein, by BUYER to SELLER for the purchase of the SHARES under this AGREEMENT.

WORKING DAY: means a day as provided for in the Civil Procedure Code .

THIRD. OBJECT OF THE AGREEMENT

3.1	SELLER transfers to BUYER, by means of the corresponding nominative endorsement of the SHARES, the title over all the SHARES herein acquired.

Laclé

- & -

Gutiérrez

Alfonso Gutiérrez C.

Contrato de compraventa de acciones:

Hoy por Hoy Sociedad Anónima vende acciones de Tenedora (GS) Sociedad Anónima a Sarita Trading, Sociedad Anónima, Mavipel, S.A., Corporación Aspila, S.A., Corporación Adral, S.A., Inversiones Harenaz LII, C y S Asesores de Mercadeo y Finanzas, S.A., Quirinal, S.A. y Asociación Solidarista de Empleados de Grupo Sama San José, 26 de julio del 2007.

Página N°3

3.2	The transfer of the SHARES referenced in the previous paragraph shall include all the rights inherent in them, declared or agreed, not declared or not agreed, accrued or to be accrued, current, future and expected, including rights over dividends pending distribution, without reservation or any limitation.

FOURTH. PRICE

4.1	The price is set out in Dollars of the United States of America.

4.2	The price of the SHARES acquired by the BUYER is the result of negotiations conducted freely by the parties.

FIFTH. PAYMENT

5.1	The price of the SHARES object of this AGREEMENT is being paid to the satisfaction of the SELLER and adds up to the amount of one million four hundred thirty eight thousand nine-hundred fifty two dollars and thirty-four cents (US $1,438,952.34).

5.2	According to the provisions of the second paragraph of article 771 of the Civil Code, payment of the Purchase Price to be paid by BUYER to SELLER shall be in Dollars of the United States of America.

SIXTH. FORMALIZATION OF THE TRANSFER OF SHARES

6.1	The transfer of SHARES under this AGREEMENT shall be formalized by means of compliance with the following acts:

a)	Execution of the AGREEMENT by SELLER;

b)	Payment of the Purchase Price by BUYER;

c)	Delivery of the title certificates of the SHARES subject of this AGREEMENT from the SELLER to the BUYER, duly endorsed therein.

d)	Execution of the record of transfer of the SHARES subject of this AGREEMENT in the Shareholders Registry Book of Tenedora (GS) Sociedad Anónima.

6.2	All the expenses, costs and taxes that may originate from this transfer of SHARES will be the responsibility of BUYER.

Laclé

- & -

Gutiérrez

Alfonso Gutiérrez C.

Contrato de compraventa de acciones:

Hoy por Hoy Sociedad Anónima vende acciones de Tenedora (GS) Sociedad Anónima a Sarita Trading, Sociedad Anónima, Mavipel, S.A., Corporación Aspila, S.A., Corporación Adral, S.A., Inversiones Harenaz LII, C y S Asesores de Mercadeo y Finanzas, S.A., Quirinal, S.A. y Asociación Solidarista de Empleados de Grupo Sama San José, 26 de julio del 2007.

Página N°4

SEVENTH. REPRESENTATIONS OF BUYER

BUYER enters into this AGREEMENT based on the following representations and warranties:

a)	It is duly authorized by its By-Laws as well as by the rules and regulations to enter into this AGREEMENT. The completion of the negotiations covered herein, does not constitute nor will it cause the failure of any term, condition or provision of the Articles of Incorporation or By-Laws of BUYER, nor constitute a breach according to them, and such completion does not violate any law, regulation, judgment, order or decree which is binding to it.

c)	Represents and warrants that there are no legal conditions requiring BUYER to obtain additional authorizations for the execution of this AGREEMENT and its enforcement.

d)	Represents and warrants that there are no legal, judicial, statutory or conventional provisions, nor non-executed judgments or other provisions that exclude execution and enforcement of this AGREEMENT.

e)	It has the ability to assume all the obligations arising from the execution of this AGREEMENT; and, once this AGREEMENT is executed, the obligations herein contained herein shall be duly enforceable against it.

f)	It has carried out in conformity with and under its exclusive responsibility, either by itself or through individuals authorized by it, while having the right to do so, the evaluation and diagnosis process and has examined the corresponding information for it.

e)	It has knowledge of the information contained in the balance sheets and the accounting books, as well as of the information available to it, including, the documents regarding the assets, facilities, properties, equipment, portfolio of clients, contracts, tax returns, liabilities and obligations, board of directors’ and shareholders’ meeting books, shareholders registry books, documents relating to litigations and judicial and administrative processes, as well as licenses and operating authorization certificates granted by the relevant body or entity, as well as all the information obtained during the evaluation and diagnosis process.

Laclé

- & -

Gutiérrez

Alfonso Gutiérrez C.

Contrato de compraventa de acciones:

Hoy por Hoy Sociedad Anónima vende acciones de Tenedora (GS) Sociedad Anónima a Sarita Trading, Sociedad Anónima, Mavipel, S.A., Corporación Aspila, S.A., Corporación Adral, S.A., Inversiones Harenaz LII, C y S Asesores de Mercadeo y Finanzas, S.A., Quirinal, S.A. y Asociación Solidarista de Empleados de Grupo Sama San José, 26 de julio del 2007.

Página N°5

i)	Accordingly, it acquires the SHARES of Tenedora (GS) Sociedad Anónima based on the knowledge it has of the information referenced above.

EIGHTH. REPRESENTATIONS OF THE SELLER

SELLER herein represents and warrants to BUYER the following, and agrees that BUYER enters into this AGREEMENT based on these representations and warranties:

8.1	General Representations

SELLER represents that:

a)	It is the legal titleholder of the assets hereby sold. Said assets are totally free of encumbrances, duties, and charges of any nature.

b)	It is duly authorized by its By-Laws as well as by the rules and regulations to enter into this AGREEMENT. The completion of the negotiations covered herein does not constitute nor will it cause the failure of any term, condition or provision of the Articles of Incorporation or By-Laws of BUYER, nor constitute a breach according to them, and such completion does not violate any law, regulation, judgment, order or decree which is binding to it.

c)	Represents and warrants that there are no legal conditions requiring it to obtain additional authorizations for the execution of this AGREEMENT and its enforcement.

d)	Represents and warrants that there are no legal, judicial, statutory or conventional provisions, nor non-executed judgments or other provisions, that exclude execution and enforcement of this AGREEMENT.

e)	It has the ability to assume all the obligations arising from the signing of this AGREEMENT; thus, once this AGREEMENT is executed, the obligations contained herein be duly enforceable against it.

f)	It has carried out in conformity with and under its exclusive responsibility, either by itself or through individuals authorized by it, while having the right to do so, the evaluation and diagnosis process and has examined the corresponding information for it.

Laclé

- & -

Gutiérrez

Alfonso Gutiérrez C.

Contrato de compraventa de acciones:

Hoy por Hoy Sociedad Anónima vende acciones de Tenedora (GS) Sociedad Anónima a Sarita Trading, Sociedad Anónima, Mavipel, S.A., Corporación Aspila, S.A., Corporación Adral, S.A., Inversiones Harenaz LII, C y S Asesores de Mercadeo y Finanzas, S.A., Quirinal, S.A. y Asociación Solidarista de Empleados de Grupo Sama San José, 26 de julio del 2007.

Página N°6

g)	It has knowledge of the information contained in the balance sheets and the accounting books, as well as of the information available to it, including, the documents regarding the assets, facilities, properties, equipment, portfolio of clients, contracts, tax returns, liabilities and obligations, board of directors’ and shareholders’ meeting books, shareholders registry books, documents relating to litigations and judicial and administrative processes, as well as licenses and operating authorization certificates granted by the relevant body or entity, as well as the information obtained during the evaluation and diagnosis process.

h)	Accordingly, it sells the SHARES of Tenedora (GS) Sociedad Anónima based on the knowledge it has on the information referenced above.

i)	The execution of this AGREEMENT and the fulfilment of its terms and conditions:

1)	Does not violate any law in force, orders, judicial decisions, arbitration awards or any other legal provision applicable to SELLER.

2)	Does not violate obligations assumed by SELLER under any contract or agreements of which SELLER and BUYER are parties thereto or are bound to.

3)	There is no action, litigation, legal o judicial proceeding before any judicial, administrative, arbitral or governmental entity or authority over the SHARES which limit or prevent the execution of this AGREEMENT and/or the enforcement of the obligations thereof.

4)	All of the SHARES subject to transfer are owned by SELLER, who has the full right and authorization to sell the same.

8.2	SELLER AUTHORIZATION TO ENTER INTO THIS AGREEMENT

SELLER represents that:

a)	It is duly authorized to enter into this AGREEMENT and to assume and perform the obligations contained herein.

Laclé

- & -

Gutiérrez

Alfonso Gutiérrez C.

Contrato de compraventa de acciones:

Hoy por Hoy Sociedad Anónima vende acciones de Tenedora (GS) Sociedad Anónima a Sarita Trading, Sociedad Anónima, Mavipel, S.A., Corporación Aspila, S.A., Corporación Adral, S.A., Inversiones Harenaz LII, C y S Asesores de Mercadeo y Finanzas, S.A., Quirinal, S.A. y Asociación Solidarista de Empleados de Grupo Sama San José, 26 de julio del 2007.

Página N°7

b)	The execution and performance of the obligations under this AGREEMENT are within its powers and are consistent with the laws and other rules applicable to the acts foreseen in this AGREEMENT.

c)	In accordance with the laws of Costa Rica, there is no condition requiring it to obtain additional authorizations to enter into this AGREEMENT and/or to perform its obligations hereunder.

8.3	BUYER’S AUTHORIZATION TO ENTER INTO THIS AGREEMENT

BUYER represents that:

a)	It is duly authorized to enter into this AGREEMENT and to assume and perform the obligations contained herein.

b)	The execution and performance of the obligations under this AGREEMENT are within its powers and are consistent with the laws and other rules applicable to the acts foreseen in this AGREEMENT.

c)	In accordance with the laws of Costa Rica, there is no condition requiring it to obtain additional authorizations to enter into this AGREEMENT and/or to perform its obligations hereunder.

NINTH. INDEMNIFICATION

SELLER represents that the SHARES transferred herein to BUYER have been fully executed and paid-in, and that there is no encumbrance, lien, charges or protective order or precautionary measures of any kind against them, mandating in any event indemnification by SELLER for eviction, latent defects or its own acts, in accordance with articles 1079 to 1082 of the Civil Code.

TENTH. BREACH, INDEMNIFICATION AND TERMINATION

10.1	This AGREEMENT shall be terminated on the grounds of failure by BUYER to effect the payment of the purchase price to SELLER, provided that such failure is not due to the SELLER.

10.2	Likewise, it shall be terminated if SELLER does not deliver to BUYER the SHARES in accordance with the provisions of this AGREEMENT.

Laclé

- & -

Gutiérrez

Alfonso Gutiérrez C.

Contrato de compraventa de acciones:

Hoy por Hoy Sociedad Anónima vende acciones de Tenedora (GS) Sociedad Anónima a Sarita Trading, Sociedad Anónima, Mavipel, S.A., Corporación Aspila, S.A., Corporación Adral, S.A., Inversiones Harenaz LII, C y S Asesores de Mercadeo y Finanzas, S.A., Quirinal, S.A. y Asociación Solidarista de Empleados de Grupo Sama San José, 26 de julio del 2007.

Página N°8

10.3	In case of termination on the grounds specified above, BUYER or SELLER shall be able to request the corresponding indemnification, filing legal action for damages.

ELEVENTH. CONSTRUCTION AND LANGUAGE

11.1	The parties expressly agree that, in case of doubt concerning any condition or stipulation contained in the accompanying documents that comprise the AGREEMENT, for purposes of interpretation, the following rigorous order shall be followed:

1.	AGREEMENT.

11.2	When the terms “clause” and “numeral” are mentioned in general terms it shall be understood that one is making reference to the “clauses” and “numerals” of this AGREEMENT. Headings used in this AGREEMENT shall be used for reference purposes only and shall not affect the construction of its content.

11.3	This AGREEMENT is executed in Spanish. In case that a translation of the same is made and there is a discrepancy, the Spanish version shall prevail.

11.4	This AGREEMENT embodies the entire agreement and understanding of the parties hereto with respect to the negotiation contained herein. There are no additional restrictions, promises, compromises, warranties or conditions different or in addition to the ones contained herein. This AGREEMENT supersedes any previous agreements or understandings between the parties with respect to the negotiation contained herein.

TWELFTH. ARBITRATION AND JURISDICTION

12.1	Any controversy, discrepancy, litigation, dispute, claim or difference arising out of the execution of this AGREEMENT or linked to it or to any subject matter contained herein, as well as the validity, existence, applicability, annulment, invalidity, dissolution or termination of the same shall be subject to legal arbitration in accordance with the Law on Alternative Dispute Resolution and Social Peace Promotion, N°7727, dated December 9, 1997.

Laclé

- & -

Gutiérrez

Alfonso Gutiérrez C.

Contrato de compraventa de acciones:

Hoy por Hoy Sociedad Anónima vende acciones de Tenedora (GS) Sociedad Anónima a Sarita Trading, Sociedad Anónima, Mavipel, S.A., Corporación Aspila, S.A., Corporación Adral, S.A., Inversiones Harenaz LII, C y S Asesores de Mercadeo y Finanzas, S.A., Quirinal, S.A. y Asociación Solidarista de Empleados de Grupo Sama San José, 26 de julio del 2007.

Página N°9

12.2	The parties agree that the arbitral award shall be final and binding, waiving the right to file any appeal or any other remedy against the award, except for an annulment action provided by law.

12.3	In case that one of the parties files an annulment action or a motion for revision, as provided in article 64 of the Law on Alternative Dispute Resolution and Social Peace Promotion, the First Chamber of the Supreme Court of Justice shall have jurisdiction.

12.4	The arbitral tribunal shall be composed of three (3) arbitrators, one appointed by each party, who in turn shall appoint a third arbitrator. In case there is no agreement on the appointment of arbitrators, said appointments shall be made in accordance with the law set up in section 16.1 herein. Appointed arbitrators shall not have any affiliation or interest with the parties of this AGREEMENT.

12.5	In case it is necessary to designate an appointing authority in accordance with the laws of Costa Rica, the parties herein designate the Bar Association of Costa Rica.

12.6	There is no restriction on the citizenship or domicile of the arbitrators, provided that they are lawyers authorized to practice law in Costa Rica.

12.7	The arbitration shall take place in the city of San José, Costa Rica.

12.8	The arbitration procedure shall be conducted in Spanish. Any documents to be submitted shall be translated to Spanish.

12.9	The subject matter object of a controversy shall be determined based on the allegations contained in the request for arbitration and its answer, as well as in the counterclaims, modifications, amendments and subsequent petitions. In case the arbitral award contains matters not claimed by the parties, the award shall not apply to such matters, but it shall be valid with respect to all those other matters addressed therein which resolve the issues in dispute.

12.10	In case of discrepancy between the parties on the subject matter of the dispute, the arbitral tribunal shall determine it.

Laclé

- & -

Gutiérrez

Alfonso Gutiérrez C.

Contrato de compraventa de acciones:

Hoy por Hoy Sociedad Anónima vende acciones de Tenedora (GS) Sociedad Anónima a Sarita Trading, Sociedad Anónima, Mavipel, S.A., Corporación Aspila, S.A., Corporación Adral, S.A., Inversiones Harenaz LII, C y S Asesores de Mercadeo y Finanzas, S.A., Quirinal, S.A. y Asociación Solidarista de Empleados de Grupo Sama San José, 26 de julio del 2007.

Página N°10

12.11	The parties agree that the arbitration award that is issued, in accordance with what is stipulated in this section, may be executed in the courts of any jurisdiction.

12.12	The expenses of the arbitration shall be the responsibility of the party that designates the arbitral tribunal.

12.13	The arbitral award shall be issued within a maximum of six (6) months from the date of initiation of the arbitration.

THIRTEENTH. SEVERABILITY

In the event that any term or provision of this AGREEMENT is considered invalid or unenforceable by any arbitrator and/or court with jurisdiction, such decision shall not affect the validity of any other provision of this AGREEMENT.

FOURTEENTH. GOVERNING LAW

This AGREEMENT shall be governed by the laws of Costa Rica. Anything not provided for therein shall, in supplemental manner, apply the following in the order indicated: the Commerce Code, the Civil Code, and the uses and customs of Commercial Law.

FIFTEENTH. DOMICILE AND NOTIFICATIONS

15.1	The parties indicate their domiciles as follows:

Hoy por Hoy Sociedad Anónima:

Edificio La Guaria, 400 m. to the south of the main entrance of the Centro Comercial Multiplaza, Escazú, San José, Costa Rica.

BUYERS:

Edificio Grupo Sama, located in San José, west side of the General Chief Accounting Office of the Republic.

All notices and other communications shall be addressed to the above-domicile by mail, telegram, facsimile, telex or any other recognized written reliable means.

15.2	Any change of domiciles shall be referred to the city of San José, Costa Rica. In order to have effect and legal validity said change must be notified to the other

Laclé

- & -

Gutiérrez

Alfonso Gutiérrez C.

Contrato de compraventa de acciones:

Hoy por Hoy Sociedad Anónima vende acciones de Tenedora (GS) Sociedad Anónima a Sarita Trading, Sociedad Anónima, Mavipel, S.A., Corporación Aspila, S.A., Corporación Adral, S.A., Inversiones Harenaz LII, C y S Asesores de Mercadeo y Finanzas, S.A., Quirinal, S.A. y Asociación Solidarista de Empleados de Grupo Sama San José, 26 de julio del 2007.

Página N°11

party by any of the means set out in the above clause with at least five (5) working days advance notice. Otherwise, any communication or notice made to the previous domicile shall be considered valid and effective for all legal purposes, without prejudice to what is set out on such matters in the Law of Notifications, summons and other judicial communications.

SIXTEENTH. LEGAL EFFECT

The parties agree that the obligations and rights conferred hereunder shall generate as of today.

SEVENTEENTH: STAMP TAX AND TRANSFER TAXES.

All stamp and transfer taxes to be paid in conformity with the laws of Costa Rica with respect to the execution and delivery of this AGREEMENT shall be paid as follows: 50% by SELLER and 50% by BUYER. In the event that either party pays to any governmental or tax authority more than 50% of said stamp or transfer tax, the proportional amount that shall be paid by the other party in accordance with this [section], shall be paid within the following five days after request is made by the party who actually made the payment to the corresponding government or tax authority.

EIGHTEENTH: WAIVER

SELLER waives any right or asset not expressly stipulated to in this AGREEMENT.

NINETEENTH: CONFIDENTIALITY.

The parties agree to maintain complete confidentiality concerning information of any kind obtained from the other party, its operations, customers and any others, all with respect to the execution of this AGREEMENT, as well as over the terms and scope of this AGREEMENT with respect to third parties.

Any violation of the present clause shall entitle the injured party to terminate this AGREEMENT for breach of contract.

In this manner, the parties represent that they shall not disclose, unless required by law, court order, or by written agreement between them, (a) any fact or content of discussions or negotiations between the parties, directly or indirectly, oral or written, with regards to the facts and obligations, present and/or future, relating to this AGREEMENT; (b) any secret or confidential information concerning the parties, their policies and any general information relating to the parties, acquired before or after this

Laclé

- & -

Gutiérrez

Alfonso Gutiérrez C.

Contrato de compraventa de acciones:

Hoy por Hoy Sociedad Anónima vende acciones de Tenedora (GS) Sociedad Anónima a Sarita Trading, Sociedad Anónima, Mavipel, S.A., Corporación Aspila, S.A., Corporación Adral, S.A., Inversiones Harenaz LII, C y S Asesores de Mercadeo y Finanzas, S.A., Quirinal, S.A. y Asociación Solidarista de Empleados de Grupo Sama San José, 26 de julio del 2007.

Página N°12

AGREEMENT. The breach of what is set forth in this clause shall entail the anticipatory termination of this AGREEMENT, as well as the mandatory payment of damages by the breaching party.

IN WITNESS WHEREOF, the Parties execute this AGREEMENT in two (2) equally valid counterparts, in San José de Costa Rica, on July 26, 2007.

/s/ Oscar Hernández Lustchaing
Hoy por hoy Sociedad Anónima
Oscar Hernández Lustchaing

/s/ Edgar Rodríguez Mesén	/s/ Víctor Oconitrillo Conejo
Sarita Trading, Sociedad Anónima	Mavipel, S.A.
Edgar Rodríguez Mesén	Víctor Oconitrillo Conejo

/s/ Robert Aspinall Murray	/s/ Oscar Arias Sanchez
Corporación Aspila, S.A.	Corporación Adral, S.A.
Robert Aspinall Murray	Oscar Arias Sanchez

/s/ Henry Zamora Castro	/s/ Rolando Cervantes Barrantes
Inversiones Harenaz LII	C y S Asesores de Mercadeo y Finanzas, S.A.
Henry Zamora Castro	Rolando Cervantes Barrantes

/s/ Alfonso Gutiérrez Cerdas	/s/ Gerardo Matamoros Bustamante
Quirinal, S.A.	Asociación Solidarista de Empleados de Grupo Sama
Alfonso Gutiérrez Cerdas	Gerardo Matamoros Bustamante